UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 2 November 2022, London UK

GSK's respiratory syncytial virus older adult vaccine candidate granted Priority Review by US FDA

●	US FDA has set a Prescription Drug User Fee Act action date of 3 May 2023
●	This is the third major regulatory milestone for the vaccine candidate following acceptance of regulatory submissions in Europe and Japan
●	Vaccine candidate has the potential to be the first available to help protect adults aged 60 years and older from lower respiratory tract disease caused by respiratory syncytial virus

GSK plc (LSE/NYSE: GSK) today announced that the US Food and Drug Administration (FDA) has accepted a Biologics License Application (BLA) and granted Priority Review for its respiratory syncytial virus (RSV) older adult vaccine candidate.

The US FDA grants Priority Review to applications for vaccines that, if approved, would offer significant improvements in the safety or effectiveness of the treatment or prevention of serious conditions when compared to standard applications. A Priority Review designation means the US FDA's goal is to expedite review of a BLA, reducing the review period by four months. The Prescription Drug User Fee Act date, the FDA action date for their regulatory decision, is 3 May 2023. If approved, GSK's RSV older adult vaccine candidate has the potential to be the first vaccine available to help protect adults aged 60 years and older from lower respiratory tract disease caused by RSV infection.

Older adults are at high risk for severe disease due to age-related decline in immunity and underlying conditions. RSV can exacerbate conditions, including chronic obstructive pulmonary disease (COPD), asthma and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death.

The BLA is based on positive data from a prespecified interim analysis of the pivotal AReSVi-006 (Adult Respiratory Syncytial Virus) phase III trial, which showed high overall vaccine efficacy against RSV lower respiratory tract disease (LRTD) in adults aged 60 years and older. The vaccine was well tolerated with a favourable safety profile. The most frequent observed solicited adverse events were injection site pain, fatigue, myalgia, and headache. Consistent high vaccine efficacy was observed against LRTD in severe disease, adults aged 70-79 years, adults with underlying comorbidities and across RSV A and B strains.

This is the third major regulatory milestone for GSK's RSV older adult vaccine candidate following regulatory submission acceptances by the European Medicines Agency and Japan's Ministry of Health, Labour and Welfare. GSK's RSV older adult vaccine candidate contains a recombinant subunit prefusion RSV F glycoprotein antigen (RSVPreF3) combined with GSK's proprietary AS01E adjuvant. There are currently no RSV vaccines for older adults approved anywhere in the world.

About the AReSVi-006 trial
The AReSVi-006 (Adult Respiratory Syncytial Virus) phase III trial is a randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK's adjuvanted RSVPreF3 older adult investigational vaccine in adults aged 60 years and above. Approximately 25,000 participants were enrolled from 17 countries.

The GSK proprietary AS01 adjuvant system contains QS-21 Stimulon adjuvant licensed from Antigenics Inc, a wholly owned subsidiary of Agenus Inc.

About RSV in adults
RSV is a common contagious virus affecting the lungs and breathing passages. It is one of the major remaining infectious diseases for which there is currently no vaccine or specific treatment available for adults. In adults, RSV infection is typically mild, but may lead to severe outcomes. Older adults are at high risk for severe disease due to age-related decline in immunity and underlying conditions. RSV can exacerbate conditions, including COPD, asthma and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death. Each year, RSV causes over 420,000 hospitalisations and 29,000 deaths in adults aged 60 years and older in industrialised countries, including approximately 177,000 and 14,000, respectively in the US. Adults with underlying conditions are more likely to seek medical advice and have higher hospitalisation rates than adults without these conditions.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q2 Results for 2022, and when issued GSK's Q3 Results for 2022, and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 02, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc